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04013195

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2004
WASH, D.C. 213

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/03 (MM/DD/YY) AND ENDING 09/24/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL REPORT

SEPTEMBER 24, 2004

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) Rule 17a - 5

SUMMARY OF CONTENTS

RAYMOND JAMES
FINANCIAL SERVICES, INC.
Member NASD/SIPC

November 19, 2004

Gentlemen:

I, the undersigned, an officer of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

I, Richard G. Averitt III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 24, 2004, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Chairman

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal, this 19th day of November, A.D., 2004.

Linda M. Schneider
Notary Public
State of Florida at Large

My commission expires: April 20, 2008

LINDA M. SCHNEIDER
Notary Public, State of Florida
My comm. exp. April 20, 2008
Comm. No. DD 359373

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 24, 2004, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 24, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Tampa, Florida
November 16, 2004

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 24, 2004

ASSETS

Cash and cash equivalents	$ 114,316,890
Assets segregated pursuant to regulatory requirements:	
Cash and cash equivalents	1,250,000
Receivable from affiliates	22,847,529
Other receivables, net of allowance of $4,399,388	23,135,300
Deferred income taxes, net	27,505,108
Property and equipment, less accumulated depreciation of $2,102,624	323,641
Prepaid expenses and other assets	2,236,177
	$ 191,614,645

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 37,151,313
Income taxes payable to Parent	27,947,236
Payable to affiliates	30,015
Accrued expenses and other liabilities	58,666,998
	123,795,562
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $1 par value, authorized 5,000 shares, issued and outstanding 5,000 shares	5,000
Additional paid-in capital	17,021,000
Retained earnings	50,793,083
	67,819,083
	$ 191,614,645

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF INCOME
For the Year Ended September 24, 2004

Revenues:	
Securities commissions and fees	$ 554,760,791
Insurance and annuities commissions	176,439,199
Financial service fees	21,102,608
Interest	8,800,915
Other	12,824,160
Total revenues	773,927,673
Interest expense	388,902
Net revenues	773,538,771
Expenses:	
Compensation, commissions and benefits	608,000,691
Clearing charges from affiliate	79,831,546
Communications and information processing	10,549,040
Occupancy and equipment	451,195
Business development	17,853,941
Other	23,410,557
Total expenses	740,096,970
Income before provision for income taxes	33,441,801
Provision for income taxes	12,690,595
Net income	$ 20,751,206

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 26, 2003	$ 5,000	$ 7,021,000	$ 46,327,769	$ 53,353,769
Net income	-	-	20,751,206	20,751,206
Contributions from Parent	-	10,000,000	-	10,000,000
Dividends to Parent	-	-	(16,285,892)	(16,285,892)
Balances at September 24, 2004	$ 5,000	$ 17,021,000	$ 50,793,083	$ 67,819,083

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended September 24, 2004

Cash flows from operating activities:	
Net income	$ 20,751,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	141,578
Deferred income taxes, net	(153,466)
Realized gain on sale of property and equipment	(740)
Provision for bad debts and other accruals	5,071,995
Decrease (increase) in operating assets:	
Assets segregated pursuant to regulatory requirements	3,750,000
Receivable from affiliates, net	61,715
Other receivables, net	5,081,981
Prepaid expenses and other assets	159,672
Increase (decrease) in operating liabilities:	
Accrued compensation and commissions	13,194,631
Income taxes payable to Parent	595,593
Accrued expenses and other liabilities	(5,448,703)
Net cash provided by operating activities	43,205,462
Cash flows from investing activities:	
Additions to property and equipment	(150,043)
Proceeds from sale of property and equipment	735
Net cash (used in) investing activities	(149,308)
Cash flows from financing activities:	
Cash dividends to Parent	(16,285,892)
Contributions from Parent	10,000,000
Net cash (used in) financing activities	(6,285,892)
Net increase in cash and cash equivalents	36,770,262
Cash and cash equivalents at beginning of year	77,546,628
Cash and cash equivalents at end of year	$ 114,316,890
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 672,456
Cash paid during the year for income taxes	$ 13,464,476

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts, for which it receives a portion of commission revenues (see Note 4). The Company's commission revenues and related expenses are recorded on a trade date basis.

Cash and cash equivalents and assets segregated pursuant to regulatory requirements

For the purpose of the statement of cash flows, the Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Other receivables

Other receivables are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company determines the allowance based on historical experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the potential for recovery is considered remote. Other receivables

primarily relate to receivables due from independent contractor Financial Advisors and insurance related proceeds.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Statement of Income in the period realized.

Intangible assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Intangible assets, subject to amortization, consisting of contractual agreements valued at $2,535,479, are carried at cost less accumulated amortization and are included in prepaid and other assets. These contractual agreements are amortized on a straight line-basis over 4.5 to 5 years and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2004 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based

Compensation" as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" and is included in compensation, commissions and benefits.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 24, 2004, RJFS had no aggregate debit items and therefore the minimum net capital of $250,000 is applied.

	September 24, 2004
Net capital	$ 39,662,723
Less: required net capital	(250,000)
Excess net capital	$ 39,412,723

NOTE 4 - RELATED PARTY TRANSACTIONS:

The portion of gross commissions and fees retained by RJA for clearing securities transactions of the Company totaled $73,448,769 for the year ended September 24, 2004. In addition, amounts retained by RJA for clearing insurance and annuities transactions of the Company totaled $6,382,777.

The Company was charged approximately $26,656,531 for certain communications, administrative, business development, incentive compensation, employee benefit, and other expenses allocated from various affiliated companies.

Receivable from affiliates of $22,847,529 at September 24, 2004 and payable to affiliates of $30,015 at September 24, 2004 reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, stock bonus, stock options, retention programs and employee investment funds. Qualified and non-qualified plan compensation expense includes approximately $3,834,284 in aggregate for stock options and contributions to the plans in 2004.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels. Compensation expense includes approximately $1,926,578 and $665,087 for contributions to these plans in 2004.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Income tax expense consists of the following:

	September 24, 2004		
	Current	Deferred	Total
Federal	$ 11,800,973	$ (129,795)	$ 11,671,178
State	1,043,088	(23,671)	1,019,417
Total	$ 12,844,061	$ (153,466)	$ 12,690,595

The Company's effective tax rate on pretax income differs from the statutory federal income tax rate due to the following:

	September 24, 2004	
	Amount	Percent
Federal taxes at statutory rate	$ 11,702,837	35.0
State income taxes, net of federal benefit	662,621	2.0
Nondeductible meals & entertainment	461,998	1.4
Other	(136,861)	(0.4)
Total	$ 12,690,595	38.0

Deferred income taxes as of September 24, 2004 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized in the following table:

	September 24, 2004
Deferred tax assets:	
Accrued expenses	$ 24,314,027
Deferred compensation	3,017,003
Capital expenditures	613,723
Total deferred tax assets	27,944,753
Deferred tax liabilities:	
Capital expenditures	(439,645)
Total deferred tax liabilities	(439,645)
Net deferred tax assets	$ 27,505,108

The Company has recorded a deferred tax asset at September 24, 2004. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 24, 2004. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As previously reported, the Company and the SEC staff were unable to reach a resolution of a proposed enforcement action alleging failure to supervise a former Financial Advisor registered with the Company in Cranston, Rhode Island. In September 2004, the SEC instituted an administrative proceeding against the Company, its former president and former branch manager. The SEC alleges fraud against the Company and a failure to supervise against all three in connection with this matter. The Company is contesting these allegations, and the matter will proceed to a hearing before an administrative law judge.

As previously reported, the Company is a defendant in a series of lawsuits and arbitrations relating to an alleged mortgage lending program known as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as Financial Advisors with the Company in Houston, Texas. In the Federal Court action in Houston, plaintiffs recently filed their Fourth Consolidated Complaint, to which the Company and the Parent are preparing a motion to dismiss. Approximately half of the plaintiffs, who were also clients of the Company, dismissed their claims and re-filed them in arbitration, as required under the Customer Agreement.

Several of the arbitration claims relating to this matter, have been settled by the Company for amounts consistent with its evaluation of those claims. In the first arbitration to reach a hearing claimants sought approximately $1,800,000 in damages. The panel entered an order, subject to a final award being rendered, requiring the Company to pay its clients their losses through a formula which includes the assignment to the Company of their interests in the real estate transactions. The amounts due under the formula are still being calculated and appear to result in an amount less than the claimants sought. The panel denied any recovery to non-clients. The Company does not believe that this order represents a

precedent that would govern future decisions. Arbitration proceedings for the additional twenty-four groups of claimants are currently scheduled through November 2006.

Although the total amount funded by participants in this lending program may exceed $150,000,000, the amount of actual loss of the claimants is not determinable at this time because the participants are actively attempting to realize value from the underlying real estate collateral. Based on discovery to date, the Company believes it has strong defenses to these claims and is vigorously contesting them.

As disclosed in the previous year's Notes to Financial Statements, the Company undertook a review of sales of Class A load mutual funds in excess of $2,500 from January 1, 1999 through the balance sheet date and has refunded to clients any overcharges plus applicable interest arising from the failure to afford applicable discounts to clients. The refunds, including interest, totaled $7,556,842. Of the total refunds, the Company has estimated that it will recover $4,763,761 from its Financial Advisors (of which $3,879,159 has already been collected) and $595,988 from mutual funds companies. The Company had made adequate provision in its fiscal 2003 financial statements reflecting the net impact of these refunds. In addition, fines aggregating $2,595,128 were paid to the SEC and the NASD relating to this matter.

RJFS, along with other broker-dealers, has agreed in principal to enter into an acceptance, waiver, and consent with the NASD relative to the late filing of Forms U-5 and Amended U-4 for registered representatives. Under the terms of this agreement, RJFS will be required to pay a fine and perform certain undertakings; the amount of the fine is not expected to be material to the Company's financial position. These late filings occurred during the period beginning January 2002 through January 2004. RJFS had modified its procedures in January 2004 to address this issue prior to any regulatory inquiry. RJFS is not aware of any clients that were harmed as a result of these late filings.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the financial position or results of operations of the Company. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

RAYMOND JAMES FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 24, 2004

Stockholder's equity	$ 67,819,083
Nonallowable assets and other charges:	
Receivable from affiliates	1,897,109
Other receivables	23,023,667
Property and equipment, net	323,641
Other assets	1,935,590
Other charges	970,000
Total nonallowable assets and other charges	28,150,007
Capital before haircuts on securities positions	39,669,076
Haircuts on securities positions	6,353
Net capital	39,662,723
Minimum net capital:	
The greater of $250,000 or 2% of aggregate debit items arising from client transactions	250,000
Excess net capital	$ 39,412,723

No material differences exist between the above computation and the computation of net capital under rule 15c3-1 filed with the Company's September 24, 2004 FOCUS report. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 24, 2004

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

See accompanying Independent Auditors' Report.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Supplementary Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 24, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

KPMG

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of section 4(d)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Auditing Standards Board of the American Institute of Certified Public Accountants (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 24, 2004, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Tampa, Florida
November 16, 2004

Statement

of

Financial Condition

September 24, 2004

RAYMOND JAMES®
FINANCIAL SERVICES, INC.
Member NASD/SIPC

International Headquarters:
The Raymond James Financial Center
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com
Committed to your financial future.
A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 24, 2004

ASSETS

Cash and cash equivalents	$ 114,316,890
Assets segregated pursuant to regulatory requirements:	
Cash and cash equivalents	1,250,000
Receivable from affiliates	22,847,529
Other receivables, net of allowance of $4,399,388	23,135,300
Deferred income taxes, net	27,505,108
Property and equipment, less accumulated depreciation of $2,102,624	323,641
Prepaid expenses and other assets	2,236,177
	$ 191,614,645

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 37,151,313
Income taxes payable to Parent	27,947,236
Payable to affiliates	30,015
Accrued expenses and other liabilities	58,666,998
	123,795,562
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares	5,000
Additional paid-in capital	17,021,000
Retained earnings	50,793,083
	67,819,083
	$ 191,614,645

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents and assets segregated pursuant to regulatory requirements

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Other receivables

Other receivables are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company determines the allowance based on historical experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the potential for recovery is considered remote. Other receivables primarily relate to receivables due from independent contractor Financial Advisors and insurance related proceeds.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Intangible assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Intangible assets, consisting of contractual agreements valued at $2,535,479, are carried at cost less accumulated amortization. These contractual agreements are amortized on a straight line-basis over 4.5 to 5 years and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2004 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 24, 2004 the Company's net capital was $39,662,723. RJFS had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $39,412,723.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts. Receivable from affiliates of $22,847,529 at September 24, 2004 and payable to affiliates of $30,015 at September 24, 2004 reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include long-term incentive (deferred) compensation, stock bonus, stock options, retention programs and employee investment funds.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Deferred income taxes as of September 24, 2004 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Accrued expenses	$ 24,314,027
Deferred compensation	3,017,003
Capital expenditures	613,723
Total deferred tax assets	27,944,753
Deferred tax liabilities:	
Capital expenditures	(439,645)
Total deferred tax liabilities	(439,645)
Net deferred tax assets	$ 27,505,108

The Company has recorded a deferred tax asset at September 24, 2004. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 24, 2004. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As previously reported, the Company and the SEC staff were unable to reach a resolution of a proposed enforcement action alleging failure to supervise a former Financial Advisor registered with the Company in Cranston, Rhode Island. In September 2004, the SEC instituted an administrative proceeding against the Company, its former president and former branch manager. The SEC alleges fraud against the Company and a failure to supervise against all three in connection with this matter. The Company is contesting these allegations, and the matter will proceed to a hearing before an administrative law judge.

As previously reported, the Company is a defendant in a series of lawsuits and arbitrations relating to an alleged mortgage lending program known as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as Financial Advisors with the Company in Houston, Texas. In the Federal Court action in Houston, plaintiffs recently filed their Fourth Consolidated Complaint, to which the Company and the Parent are preparing a motion to dismiss. Approximately half of the plaintiffs, who were also clients of the Company, dismissed their claims and re-filed them in arbitration, as required under the Customer Agreement.

Several of the arbitration claims relating to this matter, have been settled by the Company for amounts consistent with its evaluation of those claims. In the first arbitration to reach a hearing claimants sought approximately $1,800,000 in damages. The panel entered an order, subject to a final award being rendered, requiring the Company to pay its clients their losses through a formula which includes the assignment to the Company of their interests in the real estate transactions. The amounts due under the formula are still being calculated and appear to result in an amount less than the claimants sought. The panel denied any recovery to non-clients. The Company does not believe that this order represents a precedent that would govern future decisions. Arbitration proceedings for the additional twenty-four groups of claimants are currently scheduled through November 2006.

Although the total amount funded by participants in this lending program may exceed $150,000,000, the amount of actual loss of the claimants is not determinable at this time because the participants are actively attempting to realize value from the underlying real estate collateral. Based on discovery to date, the Company believes it has strong defenses to these claims and is vigorously contesting them.

As disclosed in the previous year's Notes to Financial Statements, the Company undertook a review of sales of Class A load mutual funds in excess of $2,500 from January 1, 1999 through the balance sheet date and has refunded to clients any overcharges plus applicable interest arising from the failure to afford applicable discounts to clients. The refunds, including interest, totaled $7,556,842. Of the total refunds, the Company has estimated that it will recover $4,763,761 from its Financial Advisors (of which $3,879,159 has already been collected) and $595,988 from mutual funds companies. The Company had made adequate provision in its fiscal 2003 financial statements reflecting the net impact of these refunds. In addition, fines aggregating $2,595,128 were paid to the SEC and the NASD relating to this matter.

RJFS, along with other broker-dealers, has agreed in principal to enter into an acceptance, waiver, and consent with the NASD relative to the late filing of Forms U-5 and Amended U-4 for registered representatives. Under the terms of this agreement, RJFS will be required to pay a fine and perform certain undertakings; the amount of the fine is not expected to be material to the Company's financial position. These late filings occurred during the period beginning January 2002 through January 2004. RJFS had modified its procedures in January 2004 to address this issue prior to any regulatory inquiry. RJFS is not aware of any clients that were harmed as a result of these late filings.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the financial position or results of operations of the Company. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 24, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 24, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Tampa, Florida
November 16, 2004